

17016445

S. N

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

OMB APPROVAL
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SEC FILE NUMBER
8-66705

8-69128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Capital Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 700

(No. and Street)

Dallas Texas 75201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Klos (972) 419-4478

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue Dallas Texas 75201

(Address) (City) (State) (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Mitts ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Capital Funds Distributor, Inc.______, as of December 31 ______, 2016 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



D. ALINE TERRY
Notary Public, State of Texas
My Commission Expires
October 30, 2018

Signature

Chief Operating Officer
Title

Notary Public

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Highland Capital Funds Distributor, Inc.:

In our opinion, the accompanying balance sheet and the related statements of income, of changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Highland Capital Funds Distributor, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained within Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 21, 2017

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Balance Sheet

As of December 31, 2016

(In Thousands)

Assets		
Cash and cash equivalents	$	1,370
Segregated cash		54
Investments in marketable securities, at fair value (cost $830)		700
Receivables from affiliates		1,221
Fixed assets, net of accumulated depreciation of $8		7
Income tax receivable		260
Prepaid expenses		6
Deferred tax asset		38
Other assets		5
Total assets	$	3,661
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	40
Amounts payable on behalf of the 12b-1 Plan		54
Payable to affiliates		114
Accrued and other liabilities		543
Total liabilities		751
Stockholder's equity		2,910
Total liabilities and stockholder's equity	$	3,661

See accompanying notes to financial statements.

Statement of Income

For the Year Ended December 31, 2016

(In Thousands)

Revenue:	
Marketing and administrative services	$ 6,781
Underwriter commissions	187
Other income	56
Total revenue	7,024
Expenses:	
Compensation and benefits	4,681
Professional fees	268
Shared services expenses	751
Other operating expenses	208
Total expenses	5,908
Income before unrealized appreciation on investments in marketable securities	1,116
Unrealized appreciation on investments in marketable securities	127
Income before income tax expense	1,243
Income tax expense	(422)
Net income	$ 821

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2016

(In Thousands)

	Common Stock	Paid in Surplus	Retained Earnings	Total
Balances, December 31, 2015	$ 4	$ 452	$ 1,633	$ 2,089
Net income	-	-	821	821
Balances, December 31, 2016	$ 4	$ 452	$ 2,454	$ 2,910

See accompanying notes to financial statements.

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

For the Year Ended December 31, 2016

(In Thousands)

Cash flows from operating activities:	
Net income	$ 821
Adjustment to reconcile net income to cash and cash equivalents used in operating acivities:	
Depreciation	4
Net change in appreciation on investments in marketable securities	(127)
Purchase of marketable securities	(51)
Changes in assets and liabilities:	
Segregated cash	4,011
Receivables from affiliates	(326)
Deferred tax asset	114
Prepaid expenses	(6)
Income tax receivable	(260)
Income tax payable	(40)
Other assets	71
Accounts payable	(427)
Amounts payable on behalf of the 12b-1 Plan	(4,011)
Payable to affiliates	(211)
Accrued and other liabilities	(470)
Net cash used in operating activities	(908)
Net decrease in cash and cash equivalents	(908)
Cash and cash equivalents	
Beginning of year	2,278
End of year	$ 1,370
Supplemental disclosure of cash flow information:	
Taxes paid during the year	$ 608

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2016

1. Organization and Nature of Business

Highland Capital Funds Distributor, Inc. (Company), a Delaware Corporation is a wholly-owned subsidiary of Highland Capital Management Fund Advisors, L.P (HCMFA), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in the State of Delaware on June 14, 2012 as Pyxis Distributors, Inc. Effective March 19, 2013, the Company changed its name to Highland Capital Funds Distributor, Inc. For the period from June 14, 2012 through December 31, 2012 and for the period from January 1, 2013 through November 19, 2013, the Company was in the development stage, engaging in preparation of applications for regulatory approvals, raising of capital, financial planning, systems development, procurement of equipment and facilities, and recruiting activities. On November 20, 2013, the Company, upon receiving all the necessary regulatory approvals, officially began operations.

The Company is the distributor and underwriter of the mutual funds advised by HCMFA and the closed-end funds, non-traded business development company, and interval fund advised by NexPoint Advisors, L.P. (NexPoint). The Company does not engage in direct transactions with investors. The primary business activities of The Company are underwriting, wholesale fund marketing and distribution activities.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2016, the Company held cash balances at certain financial institutions in excess of the federally insured limit of $0.3M. The Company regularly monitors the credit quality of these institutions.

Investments in Marketable Securities

Investments in marketable securities are classified as trading and carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Income in the period they occur.

Recognition of Revenue

Marketing and administrative services revenues, as well as underwriter commissions, are accrued and recognized as they are earned.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2016 the Company had a deferred tax asset of $0.1M.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

3. **Recent Accounting Pronouncements**

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of cash flows – Classification of certain cash receipts and cash payments (Topic 230). The amendments in this Update apply to all reporting entities. This Accounting Standards Update addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for annual reporting periods in fiscal years that begin after December 15, 2016. This statement is not expected to have a material impact on the Company's financial statements.

In October 2016, the FASB issued Accounting Standards Update 2016-17 – Consolidation (Topic 810). The Board is issuing this Accounting Standards Update to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments are effective for the annual period ending after December 15, 2016. This statement is not expected to have a material impact on the Company's financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of cash flows – Restricted cash (Topic 230). The amendments in this Update apply to all reporting entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 203. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods in fiscal years that begin after December 15, 2016. This statement is not expected to have a material impact on the Company's financial statements.

4. **Investments in Marketable Securities**

Detailed below is a summary of the Company's held for trading investments at December 31, 2016:

(in thousands)	Cost	Fair Value
Mutual funds	$ 830	$ 700

5. **Fair Value of Financial Instruments**

Fair Value Measurement

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Partnership and the Consolidated Invesment Funds have the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2016, the Company's investments consisted entirely of mutual funds which are valued based off of unadjusted quoted prices.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. All of the Company's investments at December 31, 2016 are classified as Level 1 positions.

6. Fixed Assets

Fixed assets are comprised of the following as of December 31, 2016:

(in thousands)

Computer and equipment	$	15
Accumulated depreciation		(8)
	$	7

The Company depreciates fixed assets as follows:

	Period
Computer and equipment	5 years

7. Income Taxes

At December 31, 2016, the Company had state and federal tax liabilities of approximately $0.4M, which is included in the "Income tax expense" line item of the financial statements.

Components of the income taxes for the year ended December 31, 2016 are as follows:

(in thousands)

Current:		
Federal	$	272
State		36
Total current		308
Deferred:		
Federal		100
State		14
Total deferred		114
Total provision for incomes taxes	$	422

A reconciliation between the amount of the reported provision for income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (34%) times income before provision for income taxes) is as follows:

(in thousands)

Expected provision for income taxes	$	423
Valuation allowance		(43)
Nondeductible expenses		4
State income taxes		(12)
Provision for income taxes	$	372

The components of deferred tax assets and liabilities are as follows:

(in thousands)

Deferred Tax Assets		
Capital assets	$	49
Accrued expenses		39
Depreciation and amortization		2
Total deferred tax assets		90
Valuation allowance		(49)
Deferred tax assets, net of valuation allowance	$	41
Deferred Tax Liabilities		
Depreciation and amortization		(3)
Total deferred tax liabilities		(3)
Net deferred tax asset	$	38

Deferred tax assets are primarily the result of tax deductions for the Company's deferred compensation plans. The Company has awarded bonuses to eligible employees which will not be deducted for tax purposes until payment is made. This temporary timing difference generates deferred taxes. The Company's accrued expenses also generate deferred taxes because the Company's tax deductions are lower than the expense recorded for financial statement purposes.

The Company is subject to U.S. federal income tax examinations by tax authorities for years since inception.

8. **Related Party Transactions**

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended April 10, 2013, with HCMFA, a related party. During the term of the Agreement, HCMFA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and HCMFA, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2016, the Company was allocated and expensed approximately $0.6M, which is included in the "Shared services" expenses financial statement line item.

The Company has entered into a Shared Services Agreement (Agreement), as of January 1, 2014, with Highland Capital of New York, Inc. (HCNY), a related party. During the term of the Agreement, HCNY will provide to the Company certain shared services related to office rent. The actual cost of such services will be charged and billed monthly. On August 1, 2016 the Agreement was amended due to non-usage of office space. During the year ended December 31, 2016, the Company was allocated and expensed approximately $0.1M, which is included in the "Shared services expenses" financial statement line item.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of HCMFA and Nexpoint Advisors, L.P. (NPA), related parties. The actual cost of such services will be allocated, plus an applicable margin, and will be billed monthly. During the year ended December 31, 2016, the Company derived approximately $6.8M in income, which is included in the "Marketing and administrative services" financial statement line item.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of HCMFA's and NPA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2016, the Company derived approximately $0.2M in income, which is included in the "Underwriter commissions" financial statement line item.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2016, approximately $1.2M in reimbursable expenses were due from various affiliated funds and entities for these expenses, and is included in "Receivables from affiliates" in the accompanying Balance Sheet.

A summary of receivables from and payables to affiliates at December 31, 2016 is as follows:

Receivables from affiliates:	
12b-1 fees	$ 558
Transfer pricing from HCMFA	38
Due from other affiliated entities	625
Total receivables from affiliates	1,221
Due to affiliates:	
Shared services payable	-
Due to affiliate	114
Amounts payable on behalf of the 12b-1 Plan	54
Total due to affiliates	168
Net receivable from affiliates	$ 1,053

9. **Segregated Cash**

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by HCMFA. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Segregated cash" and "Amounts payable on behalf of the 12b-1 Plan" on the Balance Sheet.

10. **Employee Benefits**

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2016 was $0.1M and is included in the "Compensation and benefits" financial statement line item.

11. **Commitments, Guarantees and Contingent Liabilities**

In the normal course of business the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

12. Regulatory Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2016, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1.3M and $0.8M, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.6 to 1.0. Total net capital was approximately $1.2M above the minimum required net capital of approximately $0.1M.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(1) of such rule. Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

13. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

14. Subsequent Event

The Company has performed an evaluation of subsequent events through February 21, 2017, which is the date the financial statements were available to be issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

SUPPLEMENTAL SCHEDULES

Supplemental Schedule I

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2016

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:	
Total stockholder's equity	$2,910
Less non-allowable assets:	
Receivables from affiliates	1,221
Other assets	278
Deferred tax asset	38
Net capital prior to haircuts on securities positions	1,373
Less haircuts on securities positions	63
Net capital as defined by Rule 15c3-3	1,310
Minimum net capital required	50
Excess net capital	1,260
Aggregate indebtedness:	
Accounts payable and accrued expenses	751
Total aggregate indebtedness	$ 751
Ratio of aggregate indebtedness to net capital	57%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2016.

Supplemental Schedule II

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

December 31, 2016

The Company is exempt from rule 15c3-3 per provision (k)(1).

Statement Pursuant to Paragraph (k)(1) per Rule 15c3-3 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2016.

See independent auditors' report on supplemental information.